Perfumania Holdings, Inc.

35 Sawgrass Drive, Suite 2

Bellport, NY 11713

February 11, 2011

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Perfumania Holdings, Inc.

Form 10-K for the Fiscal Year Ended January 30, 2010

Filed April 30, 2010

Form 10-Q for the Fiscal Quarter Ended May 1, 2010

Filed June 15, 2010

Definitive Proxy Statement on Schedule 14A

Filed September 23, 2010

File No. 0-19714

Dear Ms. Thompson:

This responds to your letter of January 28, 2011 to the undersigned regarding the Form 10-K (the “2009 Form 10-K”), Form 10-Q and Proxy Statement of Perfumania Holdings, Inc. (the “Company”) referred to above. For your convenience, each of your comments is restated below, followed by our response.

Form 10-K for the Fiscal Year Ended January 30, 2010

Item 1. Business, page 3

Intellectual Property Rights, page 6

1.	We note your statement that “[your] portfolio of fragrance brands is of great importance to [your] business.” For each of your trademarks and licenses, please disclose the duration and provide us with your proposed disclosure. Please see Item 101(h)(4)(vii) of Regulation S-K.

Response:

The portion of our disclosure that you quote says that our portfolio of brands – i.e., all the brands collectively – is important to our business. We assume that it is important to investors that we have a large portfolio and that we have the capability and reputation to continue to develop and license brands. We refer in the disclosure to the more well-known brands as evidence of that capability. However, we do not believe that any particular brand is especially significant. We do not believe that our business would be materially harmed by the loss of any individual brand.

Ms. Jennifer Thompson

United States Securities and Exchange Commission

February 11, 2011

Accordingly, we believe that our present disclosure fully complies with Regulation S-K, Item 101(h)(4)(vii), which only requires us to “briefly describe” “trademarks, licenses,” and their duration, “to the extent material to an understanding of the [company].” We do not believe that investors would find the details of each of our 200-odd licenses and trademarks to be material, as your comment suggests, and such disclosure would be unduly burdensome.

Please also note that, unlike with patents, the “duration” of any particular trademark registration is essentially meaningless information for investors. In the United States and other common law countries, one’s ownership of a trademark depends on continued use, not registration. Registration simply adds ancillary legal protections. Furthermore, as our disclosure states, trademark registrations may generally be renewed indefinitely as long as the mark is in use. In the European Union and other countries, trademark protection does depend on registration but, again, registrations are generally renewable.

In response to your comment, we will add additional information about both the licenses and the trademarks to make the situation even more clear. In our next Form 10-K, for the fiscal year that ended January 29, 2011 (the “2010 Form 10-K”), we will include the following:

Some of these licenses are renewable on a year-to-year basis or for longer periods, while the rest have terms that typically run from two to five years. Current expiration dates for these licenses (whereupon automatic or discretionary renewal periods may commence) range from [December 31, 2012 to December 31, 2014]. In addition to the trade name and service mark Perfumania, Perfumania’s stores operate under the trade names Class Perfumes, Fragrance Depot and Perfumania Plus.

We primarily rely on trademark law to protect our intellectual property rights. In addition to using registered trademarks covering licensed brands, we have a proprietary portfolio of more than 55 U.S. registered trademarks and applications and more than 140 foreign registered trademarks and applications. U.S. trademark ownership depends on use and remains effective as long as the trademark is used. Trademark registration provides certain additional protections. U.S. trademark registrations are generally renewable for as long as the trademark is used. Trademark ownership in foreign countries applying common law also depends on continued use, with registration providing certain additional protections. In the European Union and other foreign countries, ownership rights are based on registration. Terms of registrations in such countries range from seven to fifteen years and are generally renewable.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

2.	We note your presentation of an $18.9 million net loss in fiscal 2008 that is excluding $68.1 million for impairment charges. Tell us whether this is a non-GAAP financial measure and what consideration you gave to providing the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Ms. Jennifer Thompson

United States Securities and Exchange Commission

February 11, 2011

Response:

You are correct that the $18.9 million figure is a non-GAAP measure. As required by Regulation S-K, Items 10(e)(1)(i)(A) and (B), respectively, we included the corresponding GAAP measure (net loss) in the immediately preceding sentence, as well as the $68.1 million reconciling amount. However, we did not explicitly include any disclosure required by Item 10(e)(1)(i)(C) and, if material, (D).

We believe that including this non-GAAP measure was useful, even very important, to investors for the same reason it is useful to management: because it allowed them to compare the two fiscal years’ actual operating results without regard to the accounting charge, which was based in large part on external factors and represented 78% of the annual net loss. In the context presented, we believe that this intention was clear to the reader so that not explaining specifically why the non-GAAP information was useful to investors was an immaterial omission.

Going forward, we will explicitly provide all the disclosures required by Item 10(e)(1)(i).

Fiscal Year 2009 Compared to Fiscal Year 2008, page 17

3.	We note your presentation and discussion of the results of operations which includes combined results of Perfumania retail operations before and after the reverse acquisition on August 11, 2008. Your filing should also include discussion of the historical financial statements required by Item 303 of Regulation S-K. Please note that if supplemental discussion in MD&A based on pro forma financial information is provided, it should be prepared in accordance with Article 11 of Regulation S-X. In this regard, all pro forma adjustments required by Article 11 should be reflected in the presentation as opposed to merely combining information for the pre-and post-transaction periods. If you believe that a comparison of pro forma results would provide valuable information and possibly a more relevant analysis of trends and changes, the pro forma information should be prepared in accordance with the guidance in Article 11 of Regulation S-X. Please ensure that the supplemental discussion is not presented with greater prominence than the discussion of the historical financial statements.

Response:

The comment suggests that our MD&A discussion of the results of operations for the year ended January 31, 2009 (“FY2008”) is deficient because:

(1)	it does not include “discussion of the historical financial statements required by Item 303 of Regulation S-K” and

(2)	we improperly discussed “combined results of Perfumania retail operations before and after the reverse acquisition on August 11, 2008.”

We respectfully submit that neither of these is a correct reading of our disclosure.

Ms. Jennifer Thompson

United States Securities and Exchange Commission

February 11, 2011

Initially, it is important to be clear about which entity is which. “Perfumania,” as used in the 2009 Form 10-K, refers to Perfumania, Inc., which was the principal subsidiary of E Com Ventures, Inc. (the former name of the Company) before the Merger and remains a subsidiary of the Company. When we used “Perfumania” in the 2009 Form 10-K, we were not referring to the Company. Your letter uses “Perfumania” as a defined term for the Company (although it’s not clear to us which entity you’re referring to in this comment). We do not use “Perfumania” as a defined term for the Company because we believe that it leads to confusion. Please refer to the introduction to the Business section of the 2009 Form 10-K, where this is clearly explained.

With respect to your comments:

First, we do discuss the results reported in the “historical” GAAP Consolidated Statement of Operations for FY2008, which is included in Item 8 of the 2009 Form 10-K. For example:

•

the table and discussion of Net Sales includes the $429,294 total Net Sales, as reported in the FY2008 Statement of Operations, while the narrative on pages 17-18 explains the principal reasons for the change from FY2008 to FY2009 that is shown by comparing the two years’ GAAP Statements of Operations;

•

the table and discussion of Cost of Goods Sold includes the reported $294,474 Cost of Goods Sold, while the narrative on page 18 explains the principal reasons for the change from FY2008 to FY2009 that is shown by comparing the two years’ GAAP Statements of Operations;

•

the table and discussion of Operating Expenses includes the reported $60,675 loss from operations, while the narrative on pages 19-20 explains the principal reasons for the change from FY2008 to FY2009 that is shown by comparing the two years’ GAAP Statements of Operations.

Similarly, the tables and discussions of Gross Profit, Other Expenses, and Income Tax Provisions all address the amounts reported in the GAAP Consolidated Statement of Operations in Item 8 and explain the principal reasons for the changes from FY2008 to FY2009 that are reported there.

Second, this MD&A does not provide any “supplemental discussion . . . based on pro forma financial information.” The single most important reason for those year-to-year changes was the substantial change in our business as a result of the Merger of E Com Ventures and Model Reorg, Inc. As you know, this was accounted for as an acquisition of E Com Ventures by Model Reorg, so the Company’s GAAP financial statements do not include the pre-August 11, 2008 operating results of E Com Ventures and its subsidiaries.

It is clearly explained in the 2009 Form 10-K that the “historical financial statements” for FY2008 that are included in Item 8 include the results of operations of only Model Reorg for the period before August 11 and the results of operations of the combined company only for the rest of the year. It is also explained that the financial statements for the following fiscal year (“FY2009”) include the results of operations of the combined company for the entire year.

Ms. Jennifer Thompson

United States Securities and Exchange Commission

February 11, 2011

The MD&A discussion to which you refer explains that a significant reason for the difference between the two years’ GAAP results is that the FY2008 results only include a partial year’s worth of results of the Perfumania subsidiary, while the FY2009 results include a full year’s worth. For each line item discussed, we break out the Perfumania portion of the respective GAAP result to make the trends of the Perfumania and non-Perfumania businesses more clear.

We wanted to make sure that our investors understood the actual impact of that difference. Therefore, as we said in that MD&A, “we also provide information about Perfumania’s business during the period before August 11, 2008 to assist in understanding the trends in our current business.” This additional information is not “combined results of Perfumania retail operations before and after the reverse acquisition on August 11, 2008,” as your letter puts it. It is a description of trends in the retail portion of our business.

Accordingly, this MD&A does not provide any “supplemental discussion . .. . based on pro forma financial information” nor does it improperly discuss “combined results of Perfumania retail operations before and after the reverse acquisition on August 11, 2008.”

Liquidity and Capital Resources, page 21

4.	Please describe the covenant defaults and the specific terms of material debt covenants in your credit facility. In addition, disclose the required ratios as well as the actual ratios as of each reporting date to allow investors to understand how much cushion there is between these ratios. Please provide us with your proposed disclosure in this regard. Please see Sections I.D and IV.C of SEC Interpretive Release No. 33-8350.

Response:

This comment has both historical and prospective aspects that should be addressed separately.

Initially, please note that the 2008 credit facility described in the 2009 Form 10-K has been terminated and replaced by a completely new facility with a different lender group. See our Form 8-K filed on January 11, 2011. Accordingly, the Company will not be refiling the 2008 credit agreement as an exhibit to the 2010 Form 10-K, and any further information about the Company’s historical compliance with that agreement, including any amendment of the 2009 Form 10-K, would be of no use to investors.

The covenant defaults described in the 2009 Form 10-K, to which you refer, were over a year old at the time the 2009 Form 10-K was filed. They had already been disclosed in Forms 10-Q filed in December 2008 and July, September and December 2009, as well as in Forms 8-K filed in January and May 2009. The page 21 reference that you cite was not for the purpose of disclosing the defaults; rather it was to explain that the increased interest rates that had applied to the Company’s borrowings during FY2009 were the result of those defaults.

In addition, as we disclosed in the May 27, 2009 Form 8-K and in each subsequent Form 10-Q, the Company and the banks had amended the credit facility in May 2009 to eliminate all the

Ms. Jennifer Thompson

United States Securities and Exchange Commission

February 11, 2011

financial covenants other than the minimum fixed charge coverage ratio covenant, and that one had been waived until the end of FY2009. We disclosed in our Q3 FY2009 Form 10-Q that we were in compliance with that covenant, even though it was not yet applicable, and we disclosed again on page 22 of the 2009 Form 10-K that we were in compliance when it became applicable at fiscal year-end.

We certainly understand our obligation to describe any known events, trends or uncertainties that may cause future results to differ materially from the reported results. Going forward, we will comply with the Commission’s published guidance on disclosure of credit arrangements. For example, pursuant to Section IV.C of Release No. 33-8350, if we “are or are reasonably likely to be in breach of any [material] covenants, [we will] disclose material information about that breach and analyze the impact on the company if material.” Similarly, we will make appropriate disclosures if there is any “impact of debt covenants on [our] ability to undertake additional debt or equity financing” that is necessary to our business.

Financial Statements, page 25

Notes to Financial Statements, page 31

Note 2 – Significant Accounting Policies, page 32

Gift Card, page 34

5.	We note your disclosure on gift card breakage. Please tell us how you calculate your gift card breakage. If based on historical non-redemption rates, tell us how many years of history you have and why you believe that is an adequate representation to determine your breakage rate. Also, for each year presented, tell us how much breakage was recorded as a reduction of selling, general and administrative expenses and how much was accrued as of each year end. Please tell us your estimated amount of non redeemed gift cards.

Response:

Our gift card liability is immaterial to our financial statements, averaging less than $210,000 over the last three fiscal year-ends. Our current gift cards do not have expiration dates, and we have yet to record any breakage fees since inception of the gift card program in fiscal 2004. If the gift card liability does become material to our financial statements and we do start recording breakage fees, we will provide the required disclosures. We will clarify the disclosure in our future filings.

Shipping and Handling Fees and Costs, page 36

6.	Please tell us the amount of shipping and handling costs for wholesale sales that are included in your selling, general and administrative expenses line item for each period presented. As part of your response, please tell us your consideration for disclosing this amount as outlined in FASB ASC 605-45-50-2.

Ms. Jennifer Thompson

United States Securities and Exchange Commission

February 11, 2011

Response:

Shipping and handling costs included in selling, general and administrative costs for our wholesale business represented 1.56% and 1.72%, respectively, of wholesale revenues for FY2008 and FY2009 (0.51%% and 0.82%, respectively, of total revenues). Since these amounts are not material to our financial statements, we do not provide specific disclosures. We do not record shipping and handling costs relating to wholesale sales in cost of goods sold as these costs are not added to the value of the invoice and charged back to the customer. These costs are fully absorbed by the Company. We will continue to evaluate these costs in light of FASB ASC 605-45-50-2 and will make disclosures as required.

Note 11 – Fair Value Measurements, page 46

7.	We note your table presenting the non-financial assets that you measured at fair value on a non-recurring basis. Tell us what consideration you gave to providing similar disclosure for your non-financial liabilities as required by FASB ASC 820-10-50-5.

Response:

We had no non-financial liabilities at the end of FY2009. We will continue to take FASB ASC 820-10-50-5 into consideration as applicable.

Exhibits, page 57

8.	It appears that exhibit 10.6, the Credit Agreement dated August 11, 2008, does not include all of the referenced exhibits or schedules. Please advise or refile a complete copy of this agreement with your next periodic report.

Response:

The filed version of the 2008 credit agreement omitted some of the exhibits and schedules that were either merely procedural form templates for implementing the terms of that agreement (e.g., forms of notice or to be used to make applications under the agreement)1 or disclosure schedules that were required by the lenders as part of the documentation process but are irrelevant to a Company investor’s understanding of the terms of the credit facility itself. One consists of confidential bank account information.2

As mentioned in response to Comment 4 above, the 2008 credit agreement has been terminated, and will no longer appear as an exhibit to the Company’s Forms 10-K. Its terms, and any exhibits, are no longer of any interest to Company investors. We will be filing our new credit agreement as an exhibit to our 2010 Form 10-K and we will comply with Regulation S-K, Item 601(b)(10) in doing so.

[1]

Exhibit 1.1(a)(i) – Form of Notice and Revolving Credit Advance, Exhibit 4.1(b) – Form of Borrowing Base Certificate, Exhibit B-1 - Application for Standby Letter of Credit, Exhibit B-2 - Application for Documentary Letter of Credit, and Schedule 1.1 - Agent’s Representatives.

[2]	Annex H - Lenders’ Wire Transfer Information.

Ms. Jennifer Thompson

United States Securities and Exchange Commission

February 11, 2011

Exhibits 31.1 and 31.2

9.	Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation SK. Your inclusion of the word “we” before “have” in paragraph 4 and your deletion of the word “the” before “registrant’s board of directors” in paragraph 5 is not permissible. Please revise in future filings.

Response:

We will make sure that future certifications appear exactly as set forth in Item 601(b)(31).

Form 10-Q for the Period Ended May 1, 2010

Item 4. Controls and Procedures, page 20

Management’s Evaluation of Disclosure Controls and Procedures, page 20

10.	We note your statement that controls and procures are designed to ensure, among other things, that information we are required to disclose in the reports we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Please be advised that you have disclosed a partial definition of disclosure controls and procedures. In future filings, please also state that your disclosure controls and procedures also ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure. Alternatively, you may choose to omit the entire definition of disclosure controls and procedures. Refer to Exchange Act Rule 13a-15(e). This comment also applies to your Form 10-Qs for the periods ending July 31, 2010 and October 30, 2010.

Response:

In future filings, we will provide the full definition or simply refer to the Rule as requested.

Exhibits 31.1 and 31.2

11.	Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation SK. Your inclusions of the words “and” at the end of paragraph 2 and “we” before “have” in paragraph 4 is not permissible. Also, your deletion of the phrase “the registrant’s fourth fiscal quarter in the case of an annual report” in paragraph 4(d) is impermissible. Please revise in future filings. This comment also applies to your Form 10-Qs for the periods ending July 31, 2010 and October 30, 2010.

Ms. Jennifer Thompson

United States Securities and Exchange Commission

February 11, 2011

Response:

We will make sure that future certifications appear exactly as set forth in Item 601(b)(31).

Definitive Proxy Statement on Schedule 14A

Directors Standing for Election, page 5

12.	Please specify Ms. Taylor’s principal occupation and employment during the past five years, or clarify your current disclosure by adding dates or the duration of employment. Please provide us with your proposed disclosure in this regard. Please see Item 401(e)(1) of Regulation S-K.

Response:

Item 401(e)(1) of Regulation S-K says, “Briefly describe the business experience during the past five years of each director . . . including: each person’s principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on . . . .”

We believe that our disclosure fully complies with this requirement. It says that “Ms. Taylor has been in the travel retail and duty free business for more than twenty years as owner and operator of retail locations in Miami and at Miami International Airport, including Bayside To Go, Little Havana To Go and Miami To Go, Inc. Her company, Miami To Go, Inc., was named 2006 Minority Retail Firm of the Year for the Southern Region by the U.S. Small Business Administration . . . .(emphasis added)” Item 401(e) does not require precise dates for the organizations, and we believe that it is clear from our disclosure that Ms. Taylor has owned and operated Miami To Go, Inc. for at least five calendar years. In order to make this even more clear, in any future proxy statement describing Ms. Taylor, we will include the year of commencement of Ms. Taylor’s then-current principal business organization.

Director Compensation, page 8

13.	We note your disclosure that Mr. Nussdorf served as a consultant on operational matters for which he received compensation of $261,205. Please describe the terms of this arrangement and provide us with your proposed disclosure. To the extent this agreement is in writing, please file it as an exhibit. Please see Items 402(r)(3)(ii) and 601(b)(10)(ii)(A) of Regulation S-K.

Response:

Mr. Nussdorf does not perform these services under a written agreement. He is the Chairman of the Company and has extensive experience in the fragrance business. He works closely with Mr. Katz, our Chief Executive Officer, to determine what is needed in the Company’s operations, and he spends the majority of his working time on Company matters. The independent members of our Board of Directors approve his compensation, taking into consideration the extent of his involvement and the results. We will include substantially the foregoing disclosure in our next proxy statement.

Ms. Jennifer Thompson

United States Securities and Exchange Commission

February 11, 2011

Certain Relationships and Related Party Transactions, page 16

Merger With Model Reorg and Related Credit Arrangements, page 16

14.	For both the Nussdorf Trust Notes and Quality King Note, please provide the amount of principal outstanding as of the latest practicable date. Please also provide this information for the Convertible Note issued to Stephen and Glenn Nussdorf. Please provide us with your proposed disclosure in this regard. Please see Items 404(a)(5) and 404(d) of Regulation S-K.

Response:

The disclosure to which you refer (i) provides the original principal amount of each of the notes and (ii) states that no principal payments have been made. Accordingly, we believed that it was clear that the original principal amount remains outstanding, and we believe that this satisfies Item 404 of Regulation S-K. In future proxy statements, we will also include an explicit statement of the amount of principal outstanding under each outstanding note as of the latest practicable date (which we would have done in this Proxy Statement if any principal payments had been made).

Executive Compensation and Related Information, page 20

2009 Summary Compensation Table, page 20

15.	Please provide the information required by Item 402(o) of Regulation S-K and provide us with your proposed disclosure.

Response:

None of subsections (2) - (7) of Item 402(o), or any other particular factors, applied to our named executive officers during the relevant periods. With respect to subsection (1), none of the NEOs works under a written employment agreement or had any particular arrangement regarding compensation other than as an at will employee earning the amount shown in the Summary Compensation Table. Similarly, no such arrangements or features applied during FY2010. However, in our next proxy statement, which will disclose FY2010 executive compensation, we will note that the NEOs are at will employees without written employment agreements.

As requested, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jennifer Thompson

United States Securities and Exchange Commission

February 11, 2011

Please contact me at (631) 866-4157 or DonnaD@perfhld.com if you have any further comments or questions.

Sincerely,

/s/ Donna Dellomo

Donna Dellomo
Chief Financial Officer

cc:	Michael Katz